Exhibit 3.1

KITE REALTY GROUP TRUST

ARTICLES OF AMENDMENT

Kite Realty Group Trust, a Maryland real estate investment  trust (the “Trust”) under Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Section 6.1 of Article VI of the Articles of Amendment and Restatement of Declaration of Trust of the Trust, filed on August 12, 2004 (the “Declaration of Trust”), is hereby amended by deleting such Section 6.1 and replacing it in its entirety with the following:

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“Section 6.1  Authorized Shares.  The beneficial interest of the Trust shall be divided into shares of beneficial interest (the “Shares”). The Trust has authority to issue 450,000,000 common shares of beneficial interest, $0.01 par value per share (“Common Shares”), and 40,000,000 preferred shares of beneficial interest, $0.01 par value per share (“Preferred Shares”).”

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SECOND:  The amendment to the Declaration of Trust as set forth above has been duly approved and advised by the Board of Trustees of the Trust and approved by the shareholders of the Trust as required by law.

THIRD:  The total number of shares of beneficial interest that the Trust had authority to issue immediately prior to the filing of these Articles of Amendment was 200,000,000 common shares of beneficial interest, $0.01 par value per share, and 40,000,000 preferred shares of beneficial interest, $0.01 par value per share. Immediately prior to the filing of these Articles of Amendment, the aggregate par value of all authorized common shares of beneficial interest having par value was $2,000,000, and the aggregate par value of all authorized preferred shares of beneficial interest having par value was $400,000.

FOURTH:  The total number of shares of beneficial interest that the Trust has authority to issue immediately upon the filing of these Articles of Amendment is 450,000,000 common shares of beneficial interest, $0.01 par value per share, and 40,000,000 preferred shares of beneficial interest, $0.01 par value per share. Immediately upon the filing of these Articles of Amendment, the aggregate par value of all authorized common shares of beneficial interest having par value is $4,500,000, and the aggregate par value of all authorized preferred shares of beneficial interest having par value is $400,000.

FIFTH:  The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption were not changed by the foregoing amendment.

SIXTH:  The undersigned officer acknowledges these Articles of Amendment to be the corporate act of the Trust and as to all matters of facts required to be verified under oath, the undersigned officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

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IN WITNESS WHEREOF, Kite Realty Group Trust has caused these Articles of Amendment to be executed under seal in its name and on its behalf by the undersigned officer, and attested to by its Secretary, on this 26th day of June, 2014.

KITE REALTY GROUP TRUST

By:	/s/ John A. Kite
John A. Kite
Chairman and Chief Executive Officer

Attest:	/s/ Thomas R. Olinger
Thomas R. Olinger
Secretary

Return Address:

Kite Realty Group Trust

30 S. Meridian Street

Suite 1100

Indianapolis, Indiana 46204